Exhibit 21.1

Significant Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Leading Ideal HK Limited	Hong Kong
Beijing Co Wheels Technology Co., Ltd.	PRC
Beijing Leading Automobile Sales Co., Ltd.	PRC
Leading (Xiamen) Private Equity Investment Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Beijing CHJ Information Technology Co., Ltd.	PRC
Beijing Xindian Transport Information Co., Ltd.	PRC

Subsidiary of Consolidated Variable Interest Entity	Place of Incorporation
Beijing Chelixing Information Technology Co., Ltd.	PRC
Jiangsu Xindian Interactive Sales and Services Co., Ltd.	PRC
Chongqing Leading Ideal Automobile Co., Ltd.	PRC
Jiangsu Zhixing Financial Leasing Co., Ltd.	PRC
Jiangsu Xitong Machinery Co., Ltd.	PRC
Jiangsu CHJ Automobile Co., Ltd.	PRC